FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Webzen FY2006 First Quarter Earnings Results

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 4, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Webzen FY2006 First Quarter Earnings Results

(Unit: KRW mm)

	1Q 2006	4Q 2005	QoQ change (%)	1Q 2004	YoY change (%)
Sales	5,182	5,513	-	9,370	-44.70
Operating profit	-6,347	-6,127	-	-158	-
Pretax profit	-7,016	-5,802	-	904	-
Net income	-5,515	-4,151	-	383	-

* The financial results for 2006 1Q have been prepared on an un-audited basis according to Korean GAAP standards, and may be subject to change during the independent auditing process. Webzen Inc. disclaims responsibility for individual investment decisions made based on this material.

* More detailed financials and the earnings release material are available, in English, under the IR section of the Company website at www.webzen.com/eng/investor/pds/pdslist.asp